Exhibit (a)(2)
July 17, 2006
Dear Shareholders:
     I am writing to you at a critical juncture in the history of Onyx Software Corporation. As you know, the Onyx board of directors has unanimously approved a merger in which Onyx would become a wholly owned subsidiary of M2M Holdings, Inc. and holders of Onyx common stock would receive $4.80 for each share of Onyx common stock they own. On June 29, 2006, we mailed to you proxy materials related to a special meeting of shareholders for the purpose, among others, of approving the M2M merger agreement. The special meeting of shareholders to approve the M2M merger agreement will be held on August 1, 2006, at 10:00 a.m. local time, at Onyx’s corporate headquarters located at 1100 112th Avenue NE, Suite 100, Bellevue, Washington 98004.
     As most of you are aware, on July 12, 2006, CDC Corporation launched an unsolicited tender offer for all outstanding shares of Onyx common stock at $5.00 per share in cash, subject to the terms and conditions contained in CDC’s tender offer documents. On receipt of the formal tender offer, the Board met to discuss and review the offer consistent with its legal obligations. Today, after careful consideration, we are unanimously rejecting CDC’s highly conditional offer as it is not in the best interests of Onyx or its shareholders.
     The board has determined that the uncertainties inherent in the CDC offer represent a substantial threat to shareholder value, which is not offset by the small premium reflected by the CDC offer price. The board further determined that CDC’s ability and willingness to consummate the offer and pay the stated offer price is uncertain and that the unsolicited and hostile nature of the offer, combined with CDC’s inconsistent actions, including its recent sales of Onyx common stock at prices below the $5.00 offer price, may only be designed to disrupt the Company’s existing transaction with M2M and its business, at significant cost to the Company and its shareholders.
     Accordingly, the board of directors recommends that you reject the CDC offer and not tender your shares.
     The board also determined that, in light of the $5.00 per share offer price in the conditional offer from CDC and CDC’s stated willingness to negotiate with Onyx toward a binding definitive agreement, the board’s fiduciary obligations to the Onyx shareholders required that it attempt to engage with CDC, consistent with the restrictions under the M2M merger agreement. Accordingly, the board made the requisite determination under the M2M merger agreement to engage in discussions with CDC.
     The board recommends that, even if you do not vote with respect to the M2M merger agreement at this time, that you vote “FOR” the proposal to transact any other business properly presented at the special meeting and any adjournment or postponement of the special meeting, including considering any procedural matter incident to the conduct of the special meeting, such as adjournment or postponement of the special meeting for the purpose of soliciting additional proxies in favor of the merger with M2M. The ability to adjourn the special meeting will give the board of directors of Onyx flexibility to preserve the existing transaction with M2M should the vote not be obtained by August 1, 2006 and no alternative transaction with CDC has been reached.
     The enclosed Solicitation/Recommendation Statement on Schedule 14D-9 contains a detailed description of the reasons for your board of directors’ recommendation and the factors considered by the board. We urge you to read the Solicitation/ Recommendation Statement carefully so that you will be fully informed before you make your decision.

     We also have enclosed for your convenience an additional proxy card with respect to the matters to be considered at the special meeting. Please read the proxy statement previously mailed to you and the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 and mark, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope, or complete a proxy by telephone or via the Internet, to ensure that your vote is counted. If you have questions or need assistance, please call The Altman Group, Inc. at 1-800-581-5607. We greatly appreciate your continued support and remain committed to maximize shareholder value. Thank you.

Sincerely,
/s/ Janice Anderson
Janice P. Anderson
Chairman and Chief Executive Officer